SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: May 13, 2010	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

PRESS RELEASE

SAPIENS REPORTS 11% REVENUE GROWTH IN Q1 2010;
In April 2010 Sapiens completed the acquisition of Harcase, a provider of insurance software for the P&C market

Cary, N.C. – May 13, 2010 - Sapiens International Corporation N.V. (NASDAQ and TASE:
SPNS), a global provider of innovative insurance software solutions, and a member of the
Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its results of operations for the first quarter of 2010.

First Quarter 2010 Highlights Include:

•	Revenues increased 11% compared to Q1 2009, to $11.9 million.
•	Operating profit reached $1.6 million, 50% growth compared to Q1 of 2009.
•	Non-GAAP Net Income of $1.8 million compared to $1.2 million in Q1 2009
•	As of March 31, 2010, cash and cash equivalents reached $14.2 million
•	Total shareholders’ equity of $28.2 million in March 31, 2010 which represents 57% of the total balance sheet.

Roni Al-Dor, President and CEO of Sapiens International Corporation, commented, “I am pleased to report that we have maintained our growth path. These results reflect the commitment we have made to our shareholders to focus on the insurance market and grow our revenue and market share in this industry. Double-digit revenue growth in first quarter is a significant result of which we are very proud, especially as this is coupled with an increase in our profitability. In the first quarter of 2010, we grew our revenues to almost $12 million and presented a record net income of $1.5 million. These figures reflect our continued effort to improve our top and bottom line.”

Roni Al-Dor added: "in addition, we continue to invest in our insurance portfolio, and in April this year, we completed the acquisition of Harcase, a provider of insurance software for the P&C market.  With this acquisition, we are now offering the P&C insurance industry un-matched innovative and modern solutions, and establish ourselves as a leader in the insurance software solutions market.

 "We are currently also launching a new logo and a rebranding campaign, with the slogan “Experience Insurance Innovation”, that reflects the change we have undergone , the innovative commitment we have undertaken, and our unique proposition to the market”, Mr. Al-Dor concluded.

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended
U.S GAAP basis	03/31/2010	03/31/2009
	(Unaudited)	(Unaudited)
Revenues	11,923	10,744
Operating profit	1,618	1,080
Net income	1,526	1,018
Basic earning per share	0.07	0.05
Diluted earning per share	0.07	0.05

NonGAAP
Revenues	11,923	10,744
Operating profit	1,883	1,276
Net income	1,791	1,214
Basic earning per share	0.08	0.06
Diluted earning per share	0.08	0.06

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens' management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

FOR ADDITIONAL INFORMATION:

Roni Giladi
Chief Financial Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

Roni Al-Dor
Chief Executive Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	3/31/2010	12/31/2009

	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$14,229	$11,172
Trade receivables, net	6,117	5,132
Other current assets	2,705	3,008
Total current assets	23,051	19,312

Property and equipment, net	853	897
Other assets, net	25,632	25,565

Total assets	$49,536	$45,774

Liabilities and equity

Trade payables	1,259	1,197
Other liabilities and accrued expenses	10,437	10,199
Deferred revenues	8,417	6,991
Total current liabilities	20,113	18,387

Long-term debt and other long-term liabilities	1,191	972
Equity	28,232	26,415

Total liabilities and equity	$49,536	$45,774

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2010	03/31/2009

	Unaudited	Unaudited

Revenues	$11,923	$10,744

Cost of revenues	$6,973	$5,988

Gross Profit	4,950	4,756

Operating expenses
Research and development, net	$711	$731
Selling, marketing, general and administrative	$2,621	$2,945

Operating Profit	1,618	1,080

Financial expenses (income), net	$(9)	$14
Other expenses, net	$136	$48

Net Income	$1,491	$1,018

Attributable to non-controlling interest	$(35)	-

Net income attributable to Sapiens	$1,526	$1,018

Earning per share
Basic	$0.07	$0.05
Diluted	$0.07	$0.05

Weighted average number of shares used to computation of earning per share
Basic	21,595	21,591
Diluted	21,685	21,591

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2010	03/31/2009
	(Unaudited)	(Unaudited)
GAAP operating profit	1,618	1,080
Amortization of capitalized software	1,348	1,006
Capitalization of software developments	(1,158)	(859)
Stock-based compensation	75	49
Total adjustments to GAAP	265	196
Non-GAAP operating profit	1,883	1,276

GAAP net income	1,526	1,018
Total adjustments to GAAP as above	265	196
Non-GAAP net income	1,791	1,214

Non-GAAP basic earnings per share	0.08	0.06

Non-GAAP diluted earnings per share	0.08	0.06

Weighted average number of shares used to computation of earning per share
Basic	21,595	21,591

Diluted	21,685	21,591